FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

6 March 2025

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs")

The transactions in ordinary shares of US$0.50 each ("Shares") in HSBC Holdings plc (the "Company") detailed below took place on 4 March 2025.

The awards made to Executive Directors disclosed in this announcement are the same awards disclosed in the separate Grant of Conditional Awards announcement released on 6 March 2025 pursuant to Rules 17.06A, 17.06B and 17.06C of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.    Long Term Incentive Awards

Long term incentive awards ("LTI awards") were made to the PDMRs named below, as part of variable pay for the performance year ended 31 December 2024. An LTI award is an award of Shares in the Company, with a three-year forward-looking performance period commencing on 1 January 2025 and ending on 31 December 2027.

At the end of this performance period, the number of Shares that vest will be determined based upon an assessment by the Group Remuneration Committee of performance against financial and non-financial measures in the LTI scorecard, as detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2024. Subject to that assessment, the shares will vest in five equal annual instalments commencing from March 2028. Upon each vesting, a one-year retention period applies.

The LTI awards were made in London and are based upon the average closing Share price on the London Stock Exchange on the five days starting 24 February 2025 which is £9.0700.

Other PDMRs

Name	Shares awarded
David Liao	86,496
Barry O'Byrne	98,304
Stuart Riley	159,586
Michael Roberts	166,455
Surendra Rosha	89,395
Ian Stuart	86,532
Suzanna White	48,346

2.    Annual Incentive Awards

Awards of (i) immediately vested and (ii) deferred Shares were made under the HSBC Share Plan 2011. These awards relate to the performance year ended 31 December 2024 and comprise part of the Group's annual incentive arrangements. The awards were determined by assessing performance during the year against financial and non-financial metrics. For Executive Directors who served during the year ended 31 December 2024, the performance assessment is detailed in the Directors' Remuneration Report in the Annual Report and Accounts 2024. Upon vesting, a one-year retention period applies.

Awards were made in London and are based upon the average closing Share price on the London Stock Exchange on the five days starting on 24 February 2025 which is £9.0700.

(i)       Immediately vested awards

Executive Directors

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £9.255108 per share	Net shares vested
Georges Elhedery	92,447	43,451	48,996
Pam Kaur	186,052	87,445	98,607

Other PDMRs

Name	Shares awarded	Shares sold in respect of Income Tax and Social Security liabilities at £9.255108 per share	Net shares vested
Richard Blackburn1	25,909	12,178	13,731
David Liao	60,300	9,648	50,652
Barry O'Byrne	73,491	11,759	61,732
Stuart Riley	122,381	57,520	64,861
Michael Roberts	128,841	65,774	63,067
Surendra Rosha	63,524	10,164	53,360
Ian Stuart	58,653	27,567	31,086
Suzanna White	38,072	16,866	21,206

1Upon vesting, a 6-month retention period applies.

(ii)      Deferred awards

Awards vest in five equal annual tranches commencing in March 2028. Upon vesting, a one-year retention period applies.

Other PDMRs

Name	Shares awarded
Richard Blackburn1,2	47,040
David Liao1	33,533
Barry O'Byrne	53,658
Stuart Riley	93,471
Michael Roberts1	87,767
Surendra Rosha1	36,841
Ian Stuart	34,750
Suzanna White1	26,673

1Awards vest in five equal annual tranches commencing in March 2026.
2Upon vesting, a 6-month retention period applies.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Georges Elhedery

2 - Reason for the notification

Position/status			Group Chief Executive

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	92,447	£838,494.29
		Aggregated	£9.070	92,447	£838,494.29

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	43,451	£402,143.70
		Aggregated	£9.255	43,451	£402,143.70

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Pam Kaur

2 - Reason for the notification

Position/status			Group Chief Financial Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	186,052	£1,687,491.64
		Aggregated	£9.070	186,052	£1,687,491.64

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	87,445	£809,312.92
		Aggregated	£9.255	87,445	£809,312.92

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Richard Blackburn

2 - Reason for the notification

Position/status			Interim Group Chief Risk and Compliance Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	72,949	£661,647.43
		Aggregated	£9.070	72,949	£661,647.43

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	12,178	£112,708.71
		Aggregated	£9.255	12,178	£112,708.71

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			David Liao

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	180,329	£1,635,584.03
		Aggregated	£9.070	180,329	£1,635,584.03

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	9,648	£89,293.28
		Aggregated	£9.255	9,648	£89,293.28

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Barry O'Byrne

2 - Reason for the notification

Position/status			CEO, International Wealth and Premier Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	225,453	£2,044,858.71
		Aggregated	£9.070	225,453	£2,044,858.71

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	11,759	£108,830.81
		Aggregated	£9.255	11,759	£108,830.81

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Stuart Riley

2 - Reason for the notification

Position/status			Group Chief Information Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	375,438	£3,405,222.66
		Aggregated	£9.070	375,438	£3,405,222.66

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	57,520	£532,353.81
		Aggregated	£9.255	57,520	£532,353.81

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Michael Roberts

2 - Reason for the notification

Position/status			CEO, HSBC Bank plc and CEO, Corporate and Institutional Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	383,063	£3,474,381.41
		Aggregated	£9.070	383,063	£3,474,381.41

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	65,774	£608,745.47
		Aggregated	£9.255	65,774	£608,745.47

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive, Asia and Middle East

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	189,760	£1,721,123.20
		Aggregated	£9.070	189,760	£1,721,123.20

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	10,164	£94,068.92
		Aggregated	£9.255	10,164	£94,068.92

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Ian Stuart

2 - Reason for the notification

Position/status			Chief Executive, HSBC UK Bank plc.

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	179,935	£1,632,010.45
		Aggregated	£9.070	179,935	£1,632,010.45

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	27,567	£255,135.56
		Aggregated	£9.255	27,567	£255,135.56

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Suzanna White

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisitions under the HSBC Share Plan 2011			Price	Volume	Total
			£9.07	113,091	£1,025,735.37
		Aggregated	£9.070	113,091	£1,025,735.37

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2025-03-04	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£9.26	16,866	£156,096.65
		Aggregated	£9.255	16,866	£156,096.65

For any queries related to this notification, please contact:

Lee Davis
Corporate Governance & Secretariat
shareholderquestions@hsbc.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 March 2025